Exhibit 7.08

December 16, 2013

Board of Directors
Transcept Pharmaceuticals, Inc.
1003 W. Cutting Blvd
Suite 110
Pt. Richmond, CA  94804

Dear Members of the Board:

Roumell Asset Management, LLC filed a 13D on September 5, 2013 to begin a dialogue with the board of directors to effectuate a change in the company’s direction.  We recommended that the company make a substantial cash distribution to shareholders, reduce expenses and begin a strategic process that would ultimately result in the company being merged, sold or liquidated.  To that end, we believe the company has taken a number of positive and noteworthy steps and we applaud those efforts.  The company has in fact implemented a meaningful workforce reduction, clearly identified its intention to merge, sell or liquidate and ended costly human trials on its DHE initiative.  Importantly, we were informed that the board has voted to invite Matthew Loar, who we nominated on December 3, to join the board.  We believe Mr. Loar is exceptionally qualified, and his independent perspective will be an asset to all shareholders.  Mr. Loar is also a Transcept shareholder.

Moreover, we believe the company’s current process is a good one.  We believe possible reverse-merger alternatives ought to be explored in the context of a substantial cash distribution to shareholders.  Further, any reverse-merger candidate should be required to invest additional capital into the new company to insure alignment of interests. The right reverse-merger candidate would have the added benefit of allowing shareholders continued optionality on Intermezzo.

As a result of these actions, and our cautious optimism that the company has a credible, value-enhancing process underway, we have decided to abstain from voting in the upcoming December 19th special shareholder meeting.  We will continue to carefully monitor company actions and act accordingly.

Lastly, we continue to believe Retrophin’s offer to buy Transcept for $4 per share was inadequate.  We believe the company is taking the right steps to realize far greater value from the company’s assets.

ROUMELL ASSET MANAGEMENT, LLC
/s/ James C. Roumell, President